SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 000-30690


                                  EUROTRUST A/S
                  (Translation of Company's name into English)


                               POPPELGARDVEJ 11-13
                                   2860 SOBORG
                                     DENMARK
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                Form 20-F  [X]                   Form 40-F  [_]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

       NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

       NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          YES  [_]             NO  [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

In connection with an extraordinary general meeting of shareholders to be held on December 23, 2005, at 2:00 p.m., Denmark time, at the offices of Nemeth & Sigetty A/S, Frederiksgade 21, DK 1265 Copenhagen, Denmark, EuroTrust A/S distributed to its shareholders the following information:

              (i) a Notice of Extraordinary General Meeting of Shareholders, a copy of which is annexed hereto as Exhibit 99.1: and

              (ii) a Notice To Owners And Holders Of EuroTrust A/S American Depositary Shares Regarding The Extraordinary General Meeting Of EuroTrust A/S, a copy of which is annexed hereto as Exhibit 99.2.


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


                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.


                                                EUROTRUST A/S


Dated: December 15, 2005                        By: /s/ SOREN DEGN
                                                    -------------------------
                                                Soren Degn
                                                Chief Financial Officer











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


                                INDEX TO EXHIBITS

                                  EXHIBITS

   99.1   Notice of Extraordinary General Meeting of Shareholders.*

   99.2 Notice To Owners And Holders Of EuroTrust A/S American Depositary Shares Regarding The Extraordinary General Meeting Of EuroTrust A/S.*


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* Included herewith.




















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